Exhibit 99.1

UNIFI, INC.

EMPLOYEE STOCK PURCHASE PLAN

UNIFI, INC.

EMPLOYEE STOCK PURCHASE PLAN

Unifi, Inc. (“UNIFI” or the “Company”) and its subsidiaries (UNIFI and its subsidiary corporations are hereinafter referred to as the “Corporations”) establish the Unifi, Inc. Employee Stock Purchase Plan (the “Plan”) as of January 1, 2022 (the “Effective Date”) for the purpose of encouraging all employees of the Corporations (the “Employees”) to acquire a proprietary interest in the success of the Corporations and to remain in the employ of the Corporations.

It is the intent of the Company for the Plan to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the “Code”), and the Plan is to be administered accordingly.

ARTICLE I

STOCK

1.01 Authorized.  An aggregate of 100,000 shares of UNIFI common stock (the “Stock”) have been authorized and reserved for issuance pursuant to the provisions of the Plan.  The Stock shall be subject to the purchase rights granted to the Employees by the Plan during the term of the Plan but shall also be subject to the provisions of Article VI.

1.02Recapitalization.  The number of shares of Stock subject to the Plan shall be proportionately adjusted for any increase or decrease in the number of issued shares of Stock resulting from a subdivision or consolidation of shares of Stock or the payment of a Stock dividend with respect to Stock (or any other increase or decrease in the number of such shares affected without receipt of consideration by UNIFI).

ARTICLE II

ELIGIBILITY AND PARTICIPATION

2.01Eligibility.  Each Employee shall be eligible to participate in the Plan on the first day following the date on which the Employee completes thirty (30) days of continuous employment with the Corporations.  Notwithstanding the foregoing, the following Employees shall not be eligible to participate:

(i)Employees whose customary employment is less than twenty (20) hours per week or five (5) months or less in any calendar year.

(ii)Employees who immediately after the purchase of Stock pursuant to the Plan shall be considered a “Five Percent Shareholder” (as defined below) of UNIFI or any “subsidiary corporation” (as defined in Section 424(e) and (f) of the Code).  “Five Percent Shareholder” means any individual who, immediately after the purchase of Stock, owns or would be deemed to own more than five percent (5%) of the total combined voting power or value of all classes of stock of UNIFI.  For this purpose, (A) an individual shall be considered to own any stock owned (directly or indirectly) by or for his or her siblings, spouse, ancestors, or lineal descendants and shall be considered to own proportionately any stock owned (directly or indirectly) by or for a corporation, partnership, estate, or trust of which such individual is a shareholder, partner, or beneficiary, and (B) stock of UNIFI or any subsidiary corporation that an individual may purchase under outstanding options (whether or not granted under the Plan) shall be treated as stock owned by the individual.

(iii)Employees who are highly compensated employees (within the meaning of Section 414(q) of the Code) and who have reporting obligations pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended.

2.02Participation Upon Enrollment.  Employees who have completed the eligibility requirements shall become participants (“Participants”) by enrolling in the Plan through EquityGateway, UNIFI’s plan portal, access to which is available to all eligible Employees.  The enrollment shall include:

(i)designation of a regular payroll deduction of a percentage of compensation or an even dollar amount which designation shall not exceed six percent (6%) of the Participant’s Eligible Compensation (defined as compensation excluding (A) bonuses, overtime pay, and commissions;  (B) deferred compensation paid in accordance with any deferred compensation plan; and (C) all contributions (other than Code Section 401(k) and Code Section 125 contributions) made by the Company for the Participant’s benefit under any employee benefit or welfare plan now or hereafter established) or be less than one-half of one percent (0.5%) of the Participant’s Eligible Compensation;

(ii)authorization to purchase Stock for the Participant on the Stock Purchase Date (as defined below) as provided in Section 3.02; and

(iii)such other information as the Benefits Committee (as defined below) shall require and deem appropriate.

Enrollment  must be completed at least fifteen (15) business days before the end of the payroll period for which the Employee elects to begin participation, otherwise it will become effective for the next succeeding payroll period.  An enrollment completed by an Employee shall be deemed as a continuing authorization for payroll deductions and stock purchases so long as the Plan remains in effect or until the Participant otherwise elects to cease participation or withdraws from the Plan.

2.03Amendment to Plan Enrollment.  A Participant may amend his or her enrollment at any time through EquityGateway.  Increases or decreases in the payroll deduction shall be effective for the payroll period in which the change was completed in EquityGateway; provided, however, in the event the change was completed in EquityGateway less than ten (10) business days before the end of a payroll period (or such other deadline as may be designated by the Plan administrator), it will not be effective until the next succeeding payroll period.

2.04Withdrawal From Participation.  A Participant may withdraw from the Plan at any time through EquityGateway.  Withdrawals completed at least ten (10) business days before the end of a payroll period (or such other deadline as may be designated by the Plan administrator) will be effective for that payroll period.  For withdrawals completed less than ten (10) business days before the end of a payroll period (or such other deadline as my be designated by the Plan administrator), (i) the withdrawal will be effective the next succeeding payroll period and (ii) if the payroll period in which the withdrawal was completed is the last complete payroll period in a Payroll Deduction Period (as defined below), the Participant shall be deemed to have authorized the purchase of Stock as provided in Section 3.02 on the next Stock Purchase Date.  Termination of employment by reason of death or for any reason shall be deemed a withdrawal by the Participant as of the date his or her employment terminates.  Withdrawing Participants will be refunded the entire balance of the payroll deductions since the previous Stock Purchase Date.

2.05Participation After Withdrawal.  An Employee who withdraws from the Plan may re-enter the Plan by enrolling through EquityGateway as provided in Section 2.02.

ARTICLE III

PURCHASE OF STOCK

3.01Accumulation of Funds.  Amounts elected by the Participant to be contributed to the Plan (in accordance with Section 2.02 above) shall be accumulated in a record-keeping account maintained by UNIFI.  The accumulated funds will be utilized only for the purchase of Stock, except for funds refunded to withdrawing Participants.  Funds will accumulate in each Participant’s account over payroll deduction periods during each calendar year (“Payroll Deduction Periods”). The beginning and ending dates of Payroll

Deduction Periods will be determined by the Benefits Committee and may commence at any time, including at quarterly or semi-annual intervals. The Plan administrator will announce the date each Payroll Deduction Period will commence and the duration of that Payroll Deduction Period.

3.02Purchase of Stock.  The purchase of Stock with funds accumulated during a Payroll Deduction Period shall be made on the first business day following the expiration of the Payroll Deduction Period (the “Stock Purchase Date”).  Each Participant shall have purchased on his or her behalf the maximum number of whole and fractional shares of Stock that may be purchased at the purchase price established pursuant to Section 3.03 with his or her payroll deductions accumulated during the relevant Payroll Deduction Period.

3.03Price.  The purchase price of the Stock as of the Stock Purchase Date shall be 85% of the average of the high and low trading prices on the New York Stock Exchange for the business day immediately preceding the Stock Purchase Date (the “Stock Pricing Date”).

3.04Limitation.  In no event shall a Participant be permitted to purchase Stock under the Plan and under all other “employee stock purchase plans” (as defined in Section 423 of the Code) of UNIFI or any “subsidiary corporation” (as defined in Section 424(e) and (f) of the Code) to accrue at a rate which exceeds $25,000 of the fair market value of such Stock (determined as of the Stock Pricing Date or the time the Stock purchase right or option is granted, as applicable) for each calendar year which the Stock purchase right or option is outstanding at such time.  For purposes of this Section 3.04:

(i)the right to purchase Stock under a Stock purchase right or option accrues when the right or option (or any portion thereof) first becomes exercisable during the calendar year,

(ii)the right to purchase Stock under a Stock purchase right or option accrues at a rate provided by the right or option but in no case may such rate exceed $25,000 of the fair market value of such Stock (as determined at the time such right or option is granted) for any one calendar year, and

(iii)a right to purchase Stock which has accrued pursuant to the Plan may not be carried over to any other Stock purchase right or option.

ARTICLE IV

ISSUANCE OF STOCK

The Company will establish in the name of the Participant a brokerage account at a Company-designated brokerage firm. The account will be known as the ESPP Broker Account. Stock purchased pursuant to the Plan on behalf of a Participant shall be deposited in book-entry form into the Participant’s ESPP Broker Account. The Plan administrator may adopt such policies and procedures regarding the transfer of Stock from a Participant’s ESPP Broker Account before such Stock has been held for the requisite period necessary to avoid a disqualifying disposition of such Stock under the U.S. federal tax laws or to ensure proper reporting of a disqualifying disposition to the Company.

ARTICLE V

TRANSFER OR ASSIGNMENT OF EMPLOYEE’S RIGHT TO PURCHASE

Rights to purchase Stock granted to the Participant pursuant to the Plan shall be non-transferable and shall be exercisable only during the lifetime of the Participant while he or she is employed by the Corporations.  A Participant’s death terminates participation in the Plan as provided in Section 2.04 and the rights to purchase may not be exercised by the Participant’s legal representative.

ARTICLE VI

TERMINATION OR AMENDMENTS

6.01Termination.  The Plan and all rights to purchase Stock as above provided may be terminated at any time by action of the Board of Directors of UNIFI.  If at any time any shares of Stock authorized for issuance under the Plan shall remain available for purchase, but not in sufficient number to satisfy all of the purchase requirements, the Benefits Committee shall allocate such remaining Stock on a pro rata basis among the purchasing Participants.  Any excess accumulations of payroll deductions credited to the account of the Participant at the time of termination shall be refunded to the Participant.

6.02Amendments.  The Board of Directors of UNIFI, acting through the Benefits Committee, may amend the Plan in any respect whatsoever except that without the approval of shareholders of UNIFI, no such revision or amendment shall change the number of shares subject to the Plan or permit the granting of rights to purchase Stock under the Plan to persons other than employees of the Corporations.  Furthermore, the Plan may not, without the approval of shareholders, be amended in any manner that will cause the Plan to fail to meet the requirements of the provisions on employee stock purchase plans as set forth in Section 423 of the Code.

ARTICLE VII

REPORTING CERTAIN STOCK RESALES

There are tax consequences if a Participant disposes of any Stock within two (2) years from the Stock Purchase Date for that Stock (a “disqualifying disposition”).  The Plan administrator will advise the Corporations of any disqualifying dispositions, and the recaptured purchase price discount and any other resulting income deemed to have been earned as a result of the disqualifying disposition will be reported on the Participant’s W-2 form for the year of disposition.

ARTICLE VIII

RESTRICTIONS ON INTEREST

No interest shall be paid by the Corporations for the payroll deductions which are used to purchase Stock pursuant to Section 3.01 or returned pursuant to Section 2.04.

ARTICLE IX

PLAN ADMINISTRATION

9.01Benefits Committee.  The Plan shall be administered by the Unifi, Inc. Benefits Committee (the “Benefits Committee”).  The Benefits Committee shall interpret and construe the provisions of the Plan and its decision shall be final unless otherwise determined by the Board of Directors of UNIFI.  No member of the Board of Directors or the Benefits Committee shall be liable for any actions or determination made in good faith with respect to the Plan or any rights to purchase granted thereunder.  The Benefits Committee may be contacted through UNIFI’s Senior Vice President–Human Resources.

9.02Indemnification and Expenses.  In addition to all such rights of indemnification which the Benefits Committee members have, the members of the Benefits Committee shall be indemnified by the Corporations against the reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit, or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any actions taken or failure to act under or in connection with the Plan or any right to purchase granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by legal counsel selected by the Corporations or paid by them in satisfaction of a judgment in any action, suit, or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit, or proceeding that the Benefits Committee member is liable for gross negligence and misconduct in the performance of his or her duties).

IN WITNESS WHEREOF, the Company hereby adopts the Plan as of the Effective Date.

UNIFI, INC.

By:	/s/ EDMUND M. INGLE
Name:	Edmund M. Ingle
Title:	Chief Executive Officer